
Mail Stop 3561

January 30, 2017

John B. Cozzolino
Chief Financial Officer
Albany International Corp.
216 Airport Drive
Rochester, New Hampshire 03867

> **Re: Albany International Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated January 17, 2017**
> **File No. 1-10026**

Dear Mr. Cozzolino:

We have reviewed your January 17, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

1. Accounting Policies

Inventories, page 53

1. We note your response to comment 2 and have the following comments:

    - You indicate that average cost is an element of the standard cost methodology that you use to value your inventories. Please tell us in significantly more detail how you determine the standard cost that you apply to your inventories and how average cost is an element of that standard cost. Also tell us in significantly more detail what you intended to convey to your investors by previously disclosing that inventories "are valued at average cost, net of reserves" as this appears to convey that your standard cost approximated average cost rather than that your standard cost was adjusted to approximate costs determined on the first-in, first-out basis. Refer to ASC 330-10-30-12.

- You indicate that you regularly adjust the standard cost valuation of inventories to reflect actual cost, principally on a first-in, first-out basis. Please tell us in significantly more detail how you determine inventoriable variances, at what level you determine these variances, and why you believe your methodology for calculating and adjusting for these variances results in the presentation of inventories within your financial statements at cost as required by ASC 330-10-30-1, 30-9 and 30-12. Also explain to us in detail your use of the term "principally."

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products